80 Grasslands Road

Elmsford, NY 10523

September 28, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg

Re:	Party City Holdco Inc. Registration Statement on Form S-3 (File No. 333-213492)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Party City Holdco Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above (the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on September 30, 2016, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Joseph J. Zepf, the Company’s General Counsel, at (914) 784-4188 or William J. Michener of Ropes & Gray LLP, counsel to the Company, at (617) 951-7247 as soon as the Registration Statement has been declared effective.

Very truly yours,

PARTY CITY HOLDCO INC.

By:	/s/ Daniel J. Sullivan
Name:	Daniel J. Sullivan
Title:	Chief Financial Officer